SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    Form 20-F
(Mark One)

__ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

 X Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

    For the fiscal year ended November 30, 2002

___ Transition report pursuant to Section  13  or  15(d)  of  the  Securities
    Exchange Act of 1934

    For the transition period from ___________ to _________________

Commission file number


                             ALBERTA STAR DEVELOPMENT CORP.
                             ------------------------------
                  (Exact name of registrant as specified in this charter)

                              Province of Alberta, Canada
                              ---------------------------
                     (Jurisdiction of incorporation or organization)


    200 - 675 West Hastings Street, Vancouver, British Columbia Canada V6B 1N2
    --------------------------------------------------------------------------
                        (Address of principal executive offices)


Securities registered or to be registered pursuant to section 12(b) of the Act:


                        None                                    None
               -------------------                      ----------------------
              (Title of each class)                    (Name of each exchange
                                                        on  which  registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                                Common Shares Without Par Value
                                                -------------------------------
                                                        (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                                                     None
                                                               ----------------
                                                               (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
              9,826,169
             ----------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                             Yes  X     No
                                                                 ---       --

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                   Item 17   X     Item 18
                                                            ---           ----

                                TABLE OF CONTENTS

                                                                          PAGE
                                     PART I

ITEM 1.   Identity of Directors, Senior Management and Advisors              1

ITEM 2.   Offer Statistics and Expected Timetable                            1

ITEM 3.   Key Information                                                    1
             3.1 Selected Financial Data                                     1
             3.2 Risk Factors                                                3

ITEM 4.   Information on the Company                                         7
             4.1 History and Development                                     7
             4.2 Longtom Property                                            7
             4.3 Competition                                                10
             4.4 Management & Employees                                     10
             4.5 Office Space                                               10
             4.6 Environmental Regulations                                  10

ITEM 5.   Operating and Financial Review and Prospects                      11
             5.1 Results of Operations                                      11
             5.2 Liquidity                                                  11

ITEM 6.   Directors, Senior Management and Employees                        12
             6.1 Directors and Senior Management                            12
             6.2 Compensation of Directors                                  13
             6.3 Board Practices                                            14
             6.4 Employees                                                  14
             6.5 Share Ownership of Directors and Officers                  15

ITEM 7.   Major Shareholders and Related Party Transactions                 15
             7.1 Beneficial Ownership                                       15
             7.2 Related Party Transactions                                 16
             7.3 Interests of Experts and Counsel                           17

ITEM 8.   Financial Information                                             17
             8.1 Legal Proceedings                                          17
             8.2 Significant Changes                                        18

ITEM 9.   The Offer and Listing                                             18
             9.1 Offering and Listing Details                               18

ITEM 10.  Additional Information                                            19
             10.1 Share Capital                                             19
             10.2 Bylaws and Articles                                       19
             10.3 Material Contracts                                        20
             10.4 Exchange Controls and other Limitations Affecting
                  Security Holders                                          21
             10.5 Certain Canadian Federal Income Tax Consequences
                  to U.S. Investors                                         21
             10.6 Documents on Display                                      22

ITEM 11.   Quantitative and Qualitative Disclosures About Market Risk       22

ITEM 12.   Descriptions of Securities Other than Equity Securities          23
             12.1 Warrants                                                  23
             12.2 Stock Options                                             23

PART II

ITEM 13.   Defaults, Dividend Arrearages and Delinquencies                  23

ITEM 14.   Material Modifications to the Rights of Security Holders and
           Use of Proceeds                                                  23

PART III

ITEM 17.   Financial Statements

ITEM 18.   Financial Statements

ITEM 19.   Exhibits

SIGNATURE

                               FORWARD-LOOKING STATEMENTS
                               --------------------------

We caution you that certain important factors  (including  without  limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.
                                        PART I

Item 1. Identity of Directors, Senior Management and Advisors

       Not applicable.

Item 2. Offer Statistics and Expected Timetable

       Not applicable

Item 3. Key Information

    3.1. Selected Financial Data

The following tables set forth the data of the Company for the fiscal years ended November 30, 2002, 2001, 2000, 1999 and 1998. We derived all figures from our financial statements which were examined by our independent auditor. This information should be read in conjunction with our financial statements included in this registration statement.

Our financial statements included in this registration statement and the table set forth below gave been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 14 to our audited financial statements. All amounts are expressed in Canadian dollars. The first table presents this financial data in accordance with United Statements generally accepted accounting principles. The second table presents the data in accordance with Canadian generally accepted accounting principles.

U.S. Generally Accepted Accounting Principles

---------------------------------------------------------------------------------------------------------------------
             Fiscal Year             Fiscal Year            Fiscal Year            Fiscal Year         Fiscal year
             ended Nov. 30,          ended Nov. 30,         ended Nov. 30,         ended Nov. 30,      ended Nov.30,
             2002                    2001                   2000                   1999                1998
---------------------------------------------------------------------------------------------------------------------

Net
Operating      NIL                    NIL                    NIL                    NIL                 NIL
Revenue
---------------------------------------------------------------------------------------------------------------------
Loss          ($746,145)             ($520,432)             ($160,037)            ($148,786)          ($780,116)
from
operations
---------------------------------------------------------------------------------------------------------------------
Loss per      ($0.126)               ($0.153)               ($ 0.014)             ($0.015)             ($0.088)
common
share
---------------------------------------------------------------------------------------------------------------------
Total assets   $184,409               $20,365                $97,153               $7,922               $35,368
---------------------------------------------------------------------------------------------------------------------
Net assets    ($19,034)              ($24,481)               $775                 ($120,279)           ($12,843)
---------------------------------------------------------------------------------------------------------------------
Long term      NIL                    NIL                    NIL                   NIL                  NIL
debt
---------------------------------------------------------------------------------------------------------------------
Cash           NIL                    NIL                    NIL                   NIL                  NIL
dividends per
common share
---------------------------------------------------------------------------------------------------------------------
Deficit      ($2,322,310)           ($1,616,165)           ($1,095,733)          ($935,696)           ($786,910)
---------------------------------------------------------------------------------------------------------------------
Capital       $2,341,344             $1,591,684             $1,096,508            $815,417             $774,067
stock
---------------------------------------------------------------------------------------------------------------------
Weighted       5,936,358              3,396,738              11,750,416            10,125,836           8,876,014
average
number
of common shares
---------------------------------------------------------------------------------------------------------------------

Canadian Generally Accepted Accounting Principles

---------------------------------------------------------------------------------------------------------------------
             Fiscal Year             Fiscal Year            Fiscal Year            Fiscal Year         Fiscal year
             ended Nov. 30,          ended Nov. 30,         ended Nov. 30,         ended Nov. 30,      ended Nov. 30,
             2002                    2001                   2000                   1999                1998
---------------------------------------------------------------------------------------------------------------------

Net
Operating      NIL                    NIL                    NIL                    NIL                 NIL
Revenue
---------------------------------------------------------------------------------------------------------------------
Loss          ($608,910)             ($403,950)             ($143,787)            ($291,216)          ($72,773)
from
operations
---------------------------------------------------------------------------------------------------------------------
Loss per      ($0.10)                ($0.12)                ($0.011)              ($0.024)             ($0.007)
common
share
---------------------------------------------------------------------------------------------------------------------
Total assets   $184,409               $20,365                $658,410               $571,079            $740,955
---------------------------------------------------------------------------------------------------------------------
Net assets     $73,034               ($10,481)               $562,032               $442,878            $692,744
---------------------------------------------------------------------------------------------------------------------
Long term      NIL                    NIL                    NIL                   NIL                  NIL
debt
---------------------------------------------------------------------------------------------------------------------
Cash           NIL                    NIL                    NIL                   NIL                  NIL
dividends per
common share
---------------------------------------------------------------------------------------------------------------------
Deficit      ($2,081,893)           ($1,472,983)           ($507,776)            ($363,989)            ($72,773)
---------------------------------------------------------------------------------------------------------------------
Capital       $2,154,927             $1,462,502             $1,069,808            $806,867              $765,517
stock
---------------------------------------------------------------------------------------------------------------------
Weighted       6,074,336             3,562,607              13,102,809            12,250,836           11,001,014
average
number
of common shares
---------------------------------------------------------------------------------------------------------------------

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 4, 2003, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.4720. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past fiscal years ended November 30 and for the six month period between October 31, 2002 and March 31, 2003, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

                    Period                         Average

                    Year ended Nov 30, 1998        $1.4804
                    Year ended Nov 30, 1999        $1.4905
                    Year ended Nov 30, 2000        $1.4824
                    Year ended Nov 30, 2001        $1.5441
                    Year ended Nov 30, 2002        $1.5713

                    Period                         Low - High

                    Month ended Oct 31, 2002       $1.5607 - $1.5943
                    Month ended Nov 30, 2002       $1.5528 - $1.5903
                    Month ended Dec 31, 2002       $1.5478 - $1.5792
                    Month ended Jan 31, 2003       $1.5220 - $1.5750
                    Month ended Feb 28, 2003       $1.4880 - $1.5315
                    Month ended March 31, 2003     $1.4659 - $1.4905
    3.2. Risk Factors

Any investment in our common shares involves a high degree of risk. You should consider carefully the following information before you decide to buy our common shares. If any of the events discussed in the following risk factors actually occurs, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common shares could decline, and you could lose all or part of your investment in our shares. In particular, you should consider carefully the following risk factors:

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. Since our incorporation on September 6, 1996, we have incurred losses totalling $2,362,310. Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

We have limited financial resources and no source of cash flow.

We have limited financial resources, no source of operating cash flow and no assurance that additional funding will be available to us for further exploration of our projects or to fulfil our obligations under any applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of our projects with the possible loss of such properties.

Very few mineral properties are ultimately developed into producing mines.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, our mineral properties have no known body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Substantial expenditures are required for us to establish ore reserves through drilling, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Although substantial benefits may be derived from  the  discovery of  a  major mineral deposit, no assurance can be given that we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis. The economics of developing precious and base metal mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. We have no producing mines at this time.

If we do not obtain additional financing, our business will fail.

Our current operating funds are less than necessary to complete exploration of our mineral claims, and therefore we will need to obtain additional financing
in order to complete our business plan.    As at  November 30,  2002,  we had
$161,408 in cash on hand. Our business plan calls for significant expenses in connection with the exploration of our mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

We believe the only realistic source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. The only other alternative for the financing of further exploration would be the offering by us of an interest in our properties to be earned by another party or parties carrying out further exploration thereof.



Because management has only limited experience in resource exploration, the business has a higher risk of failure.

Our management, while experienced in business operations, has only limited experience in resource exploration. None of our directors or officers have any significant technical training or experience in resource exploration or mining We rely on the opinions of consulting geologists that we retain from time to time for specific exploration projects or property reviews. As a result of our management's inexperience, there is a higher risk of our being unable to complete our business plan.

Mineral exploration involves a high degree of risk against which we are not currently insured.

Unusual or unexpected rock formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. We have relied on and will continue to rely upon consultants and others for exploration expertise.

It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common stock. We do not currently maintain insurance against environmental risks relating to our Longtom property.

There is no assurance of the title to or boundaries of our resource properties.

Our Longtom property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. We have not conducted surveys on the property and there is a risk that the boundaries could be challenged.

We may require permits and licenses that we may not be able to obtain.

Our operations may require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to conduct exploration, development and mining operations at our projects.

Metal prices fluctuate widely.

Factors beyond our control may affect the marketability of any resource we discover. Metal prices have fluctuated widely, particularly in recent years. The effect of these factors cannot accurately be predicted.

The resource industry is very competitive.

The resource industry is intensely competitive in all its phases. We compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Our operations may be adversely affected by environmental regulations.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means that standards, enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations. We do not maintain environmental liability insurance.

The trading market for our shares is not always liquid.

Although our shares trade on the TSX Venture Exchange, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

Our securities may be subject to penny stock regulation.

Because the current market price of our common stock is below US$5.00 per share, we are subject to "penny stock" regulation. "Penny stock" rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors(generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker - dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price
information on the limited  market  in  penny  stocks.     Consequently,  the
"penny stock" rules restrict the ability of broker-dealers to sell our shares of common stock.

Enforcement of legal process may be difficult.

All members of our Board of Directors and management reside in Canada. As well, our address for service is a Canadian address. Accordingly, service of process upon us, or upon individuals related to us, may be difficult or impossible to obtain within the United States.

All of our assets are located outside  of the  United  States.    Any judgment
obtained in the United States against us may not be collectible within the United States.

As we are incorporated pursuant to the laws of Alberta, duties of our directors and officers, and the ability of shareholders to initiate a lawsuit on our behalf, are governed by the Alberta Business Corporations Act.

Item 4. Information on the Company

     4.1. History and Development

We were incorporated under the name "Alberta Star Mining Corp." pursuant to the Business Corporations Act in the Province of Alberta, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on September 6, 1996. On September 20, 2001, we consolidated our share capital such that every five common shares in our capital stock pre-consolidation were exchanged for one post-consolidation common share. Concurrently, we changed our name to "Alberta Star Development Corp." Our head office is located at 200 - 675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2. Our telephone number is (604) 681-3131.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

We are engaged in the business of acquiring and exploring resource properties. We currently are the registered owner of a 100% interest, subject to a 2% net smelter returns royalty, in the Longtom property located in the Northwest Territories, Canada. We beneficially own 50% of the Longtom property and have the option to acquire the remaining 50% interest from Tyhee Development Corp. for $315,000, payable in cash, or at our option, half in cash and half in our common shares.

The Longtom property is an exploration stage property.  There is no  assurance
that a commercially viable mineral deposit exists on the property.     Further
exploration will be required before a final evaluation as to the economic feasibility of the Longtom property is determined.

Since our incorporation on September 6, 1996, we have raised and spent a total
of $499,428 on the acquisition and exploration of the Longtom property.    All
of this money was raised from the sale of our securities.

     4.2. Longtom Property

By way of an Option Agreement dated February 12, 1998, Mongolia Gold Resources Ltd., now known as Tyhee Development Corp., granted us an option to acquire a 50% interest, subject to a 2% net smelter royalty in favour of Tyhee Development Corp., in a group of contiguous mining claims, known as the Longtom property, covering an area of approximately 14,351.55 hectares which is located about 350 kilometres north-northwest of Yellowknife, Northwest Territories, Canada. At the time of the transaction, we did not have any directors in common with Mongolia Gold Resources Ltd.

We exercised this option by incurring expenditures on the Longtom property of $200,000, by issuing 4,000,000 common shares in our capital stock to Mongolia Gold Resources Ltd. and by paying surveying, filing and camp maintenance costs totalling $30,000. We have the option to acquire the remaining 50% interest,
subject to a 2% net smelter royalty,   in  the  Longtom  property  from  Tyhee
Development Corp. by paying $315,000. We may exercise this option at any time, though we are compelled to exercise the option within 90 days from the date that we have incurred $5,000,000 in exploration expenditures on the Longtom property. At our option, we may pay half of the exercise price in our common shares. The deemed price of our common shares would be the average TSX Venture Exchange closing market price of our shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option exercise is triggered. We have the right to joint venture the
entire 100% interest in the Longtom  property  prior  to the   exercise of the
option.

The Longtom property is located 50 kilometres southeast of Great Bear Lake, in Northwest Territories, Canada. The area comprising the property was not explored in detail until 1985 when Central Electricity Generating Board
 Exploration (Canada) Ltd. ("CEGB") conducted a three year intensive program. This company commenced exploration for vein-type uranium/silver deposits. This exploration led to the discovery of the Damp polymetallic prospect and the Maia and DW uranium showings on the Longtom property.

In 1986,  CEGB  mapped the Damp-Fog  grid in  detail  and  conducted  detailed
radiometric, magnetic and  VLF-EM surveys over the area.       The mineralized
outcrops were sampled by chipping and coring with a hand drill. Soil samples were taken in the overburden covered part of the grid. The data was compiled on 1:1000 scale maps. Additional prospecting and geological mapping on scale 1:12500 were conducted in the surrounding area.

The 1988 exploration program on the Longtom property included drilling of 1,016 metres in 16 holes at Damp-Fog grid. The drilling comprised 12 holes totalling 808 metres on the exposed part of the Damp breccia zone and its strike projection to the east, two holes totalling 104 metres on a conductor zone at the northwest end of Seahorse Lake and one hole of 52 metres on the Fog and DW uranium showings. Surface working during the year on an island and west shore of Devil's Lake resulted in the discovery of showings containing significant amounts of copper, molybdenum, cobalt, gold, silver, arsenic and nickel. Most of the showings were magnetite-bearing veins, but one occurrence of copper/molybdenum appears to be granite-related or porphyry copper-type. The results of the exploration were regarded as not sufficiently encouraging in view of declining uranium prices at that time. Consequently, CEGB allows the prospecting permits to lapse, but retained the Damp claim.

In 1996, Mongolia Gold Resources Ltd. acquired the Longtom property and conducted a surface exploration program that included examination of old and new showings, a resampling of the Samp breccia zone and an airborne multiparameter geophysical survey of the property. Channel cut sampling of the Damp breccia zone confirmed the polymetallic nature of the prospect, but gold assays were somewhat lower than the corresponding ones reported by CEGB. Prospecting and trenching in the Devil's Lake are revealed extensions of gold-bearing arsenopyrite veins, adding to the exploration potential of the area.

Mongolia Gold Resources Ltd. drilled four holes totalling 944.6 metres on the Damp breccia zone in early 1997. Three of the holes intersected mineralization. The drilling extended the copper-cobalt-silver-uranium-gold -bismuth mineralization to a deeper level (150 metres) than tested previously. The mineralized zone is open at depth. The drilling also encountered several mineralized intersections in other previously unknown parts of the breccia zone.

Upon optioning the L ongtom property in 1998, we conducted a Phase I exploration program on the property consisting of 157 kilometres of line cutting on a control grid covering a 12 kilometre long "target belt" originating at the Damp showing. A follow-up ground magnetic survey was also completed which more precisely defines the magnetic anomalies on the showing.

In October 2002, we conducted a gravity survey of the Longtom Property to detect potential anomalies caused by the presence of iron oxide, copper and gold mineralization. The ground-helicopter supported gravity survey was conducted over selected portions of the 19,642-acre claim-block. The data obtained from the survey is complimented by gravity data collected for Hudson's Bay Exploration and Development Co. Ltd. in 2000 along the shores of Longtom Lake, and by a comprehensive regional (10 kilometer by 10 kilometer gravity survey completed by the Geological Survey of Canada. The objective of the survey was to map the distribution of large masses of variable density.

A total of 243 detailed gravity stations were recorded at 500-meter and some detail infill stations at 250 meters. The gravity survey confirmed the extent of what may be economic mineralization along a large structurally controlled faulting system. The results show two significant 2.5-3.0 mGal gravity anomalies. These two gravity anomalies are coincident with the strong magnetic anomalies. The gravity anomalies occur along a 7.5 kilometre long trend and are up to 1.5 kilometres in width. Combined gravity, magnetic and radiometric anomalies are a common targeting criterion for iron - oxide / copper / gold mineralization and necessary in identifying an economic ore body.

We intend to continue exploration on the Longtom Property commencing in April 2003 by completing a geolphysical program over selected portions of these high - amplitude gravity - magnetic anomalies that will include mapping, prospecting and geochemical sampling, followed by a comprehensive 20 hole drill program, targeting the high priority areas. We expect to complete this program by the end of the summer of 2003.

We have been issued a Class "A" Land Use Permit for the proposed drill program. This permit is valid until June 25, 2007.

Our emphasis is to search  for a large tonnage  polymetallic  deposit  on  the
Longtom Property containing such elements as gold, silver, copper, cobalt, bismuth, tungsten and uranium. Subsequent to our fiscal year ended November 30, 2002, we acquired a 50% interest from in a 1,781.9 hectare mineral property located adjacent to the Longtom Property from Mr. David G. Lorne. The property is referred to as the Target 1 claim. In order to acquire the interest, we paid Mr. Lorne $15,000 and issued 200,000 common shares to him.


     4.3   Competition

The mineral property exploration business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. However, due to low metal prices, we do not anticipate any difficulties retaining geologists or other consultants.

    4.4   Management & Employees

We currently have three employees. We have not signed employment agreements with any of these employees.

Our President and Chief Executive Officer, Tim Coupland devotes 90% of his business time to our affairs. We have a management agreement dated December 1, 2000 with a private company owned by Mr. Coupland whereby he provides management services to us for $5,350 per month. The initial term of this agreement was for one year. Thereafter, it continues in force on a month-to-month basis until terminated by us or Mr. Coupland on 30 days written notice.

     4.5   Office Space

We utilize about 300   square feet  of  office  space in  Vancouver,   British
Columbia. Our rent and related office expenses total approximately $1,000 per month.

     4.6   Environmental Regulations

Mineral property exploration in the Northwest Territories is governed by the Canadian government. The applicable statutes are the Canadian Environmental Assessment Act and the Canadian Environmental Protection Act.

In order to conduct exploration on our Longtom property, we had to acquire a land use permit. When exploration ceases on a Northwest Territories property, the land affected needs to be reclaimed in order to protect public health and safety, to reduce or prevent environmental degradation and to allow future productive land use of the property.

The reclamation plan for any property is site specific. In general, the reclamation plan consists of ensuring that the physical structures that remain do not impose a l ong-term hazard to public health and safety and the environment, which includes ensuring that the land and watercourses are returned to a safe and environmentally sound state. It is estimated that the cost of reclaiming the Longtom property is approximately $20,000.

Item 5.  Operating and Financial Review and Prospects

     5.1.    Results of Operations

In the fiscal year ended November 30, 2002, we focused our business efforts on the exploration of the Longtom Property. During the year, we spent $255,171 on exploration including geology and engineering costs of $79,004, travel costs of $65,880, equipment rental and expenses of $34,260, consulting fees of $28,533, field expenses of $25,269, wages of $21,837 and drilling costs of $388.

We incurred administrative expenses for the year ended November 30, 2002 of $827,577. This amount consisted of exploration expenditures on the Longtom Property ($255,171), consulting fees ($169,945), compensation expense we incurred on granting stock options to our directors, officers and employees ($97,235), accounting, audit and legal fees ($90,987), management fees ($64,100), secretarial costs ($43,050), deferred income tax expense related to flow through shares that we offered pursuant to private placements ($40,000), transfer agent and shareholder information fees ($18,276), rent and utilities ($12,459), meals and entertainment ($10,792), office and miscellaneous costs ($6,757), regulatory fees ($6,153), travel costs ($4,480), amortization costs relating to depreciation of computer equipment and website graphics ($3,680), automotive expenses ($3,522) and interest and bank charges ($970).

These expenses were offset by interest income ($496), the recovery of mineral property costs ($25,936) and the sale of mineral property interests ($55,000). Accordingly, we incurred a net loss of $746,145 for the fiscal year ended November 30, 2002.

At fiscal year end, we had cash on hand of $161,408 and accounts receivable of $5,892. We also owned computer equipment and website graphics recorded at $17,109.

Our net loss during fiscal 2002 increased by $225,713 as compared to fiscal 2001. This was primarily due an increase in consulting fees and mineral property expenditures relating to exploration of the Longtom Property. Consulting fees increase from $55,201 in fiscal 2001 to $169,945 in 2002. Mineral property exploration costs increased from $60,221 in fiscal 2001 to $225,171 in 2002.

     5.2.   Liquidity and Capital Resources

Since our incorporation, we have financed our operations almost exclusively through the sale of our common shares to investors. We expect to finance operations through the sale of equity in the foreseeable future as we have no source of revenue from our business operations. There is no guarantee that we will be successful in arranging financing on acceptable terms.

At November 30, 2002, we had net cash of $161,408. To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. Our ability to attain our business objectives may be significantly impaired if prices for metals such as gold and copper fall or if results from our intended exploration programs on our properties are unsuccessful.

Our auditors are of the opinion that if we are unable to raise additional capital in the near future, due out our liquidity problems, we may need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures. Due to the nature of our business, there is substantial doubt about our ability to continue as a going concern.

Item 6.  Directors, Senior Management and Employees

     6.1.    Directors and Senior Management

Directors:

Name of Director         Age
----------------         ---
Tim Coupland             43
Michael Bogin            57
Lenic Rodriguez          54

Executive Officers:

Name of Officer          Age          Office
---------------          ----         ------
Tim Coupland             43           President, Chief Executive Officer
Greg Yanke               33           Secretary

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Tim Coupland

Tim Coupland has acted as our President and Chief Executive Officer since September 14, 2000. Mr. Coupland graduated from Simon Fraser University in 1983 with a Bachelor of Arts degree in geography. Since 1996, Mr. Coupland has acted as president, secretary and sole director of T8X Capital Ltd., a private British Columbia company involved in public company structuring and reorganization, preparing business plans, sourcing public and private financing and completing due diligence reviews of companies. From November 1, 1996 to May 31, 1997, Mr. Coupland also provided investor relations services to CKD Ventures Ltd., a British Columbia reporting company whose shares traded on the Vancouver Stock Exchange. In 1998, Mr. Coupland acted as a director of Vescan Equities Inc., a non-reporting junior resource company whose shares traded on the Canadian Dealer Network. From March 1998 to March 1999, he also acted as director of Anglo-Sierra Resources Corp., a non-reporting junior resource company whose shares were quoted on the NASD OTC Bulletin Board.

Michael Bogin

Michael Bogin has over 25 years of diversified experience in  short term, long
term, accounts receivable, inventory, fixed asset and trade financing.   Since
September  2002,  he  has  acted  as Vice-President of asset based lending and
factoring for Kingsdale Capital Corporation.   From  August  2000 to September
2002,  he was  employed  as  the  Business Development Manager for TCE Capital
Corporation, a financing company based in Toronto, Ontario.   Prior  to  this,
Mr. Bogin acted as Senior Manager of Laurentian Bank of Canada   (January 2000
to May 2000), Vice-President of G.E. Capital Canada (July 1998 to October 1999) and Vice-President Accord Business Credit Inc. (June 1989 to July 1998).

Lenic Rodriguez

Since 1999, Mr. Rodriguez has acted as managing director of First Access Financial Group, Inc., a private Bahamian company involved in arranging financing for private and public businesses. He also acted as manager (from 1992 to 1995) and general manager (from 1998 to 1999) of AmPower S.A. de C.V., a private Mexican corporation. From 1996 to 1998, he acted as manager of Canadian and Mexican operations for Select Capital Advisors, Inc.

Greg Yanke

Since February 2000, Mr. Yanke has been a self-employed securities lawyer and principal of Gregory S. Yanke Law Corporation. From May, 1996 to February, 2000, he was employed as an associate lawyer with Beruschi & Company, Barristers and Solicitors, a Vancouver, Canada based law firm that practices securities and corporate law. Mr. Yanke is a graduate of the University of British Columbia, receiving Bachelor degrees in Political Science (1991) and Law (1994). He is a member in good standing with the Law Society of British Columbia. Mr. Yanke currently acts as a director or officer of seven British
Columbia and Alberta reporting companies in addition  to us:   LMX  Resources
Ltd., Randsburg International Gold Corp., Candorado Operating Company Ltd., Iciena Ventures Inc., Big Bar Gold Corporation, Algorithm Media Inc. and Diamcor Mining Inc. As well, Mr. Yanke acts as secretary of Infinex Ventures, Inc. and as a director of Surforama.com, Inc., both of which are United States reporting companies.

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

     6.2.    Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended November 30, 2002.
                                Summary Compensation Table

----------------------------------------------------------------------------------------------------------------

                           ANNUAL                                          LONG-TERM
                         COMPENSATION                                     COMPENSATION
--------------------------------------------------------      --------------------------------------------------

                                                                      Awards

Name            YEAR    Salary        Bonus    Other           Restricted   Securities        LTIP         All
and                                            Annual          Stock        Underlying       payouts      Other
Principal                                      Compensation    Awards        Options                     Compen
Position                                                                       SARs                      sation
---------------------------------------------------------------------------------------------------------------
Tim Coupland     2002    Nil          NIl        Nil              Nil         212,000              Nil       Nil
President                                                                      stock
and CEO                                                                       options
2002

Michael Bogin    2002    Nil          Nil        Nil              Nil          50,000              Nil       Nil
Director                                                                        stock
                                                                               options
Lenic Rodriguez  2002    Nil          NIL        Nil              Nil            Nil               Nil       Nil
Director
-----------------------------------------------------------------------------------------------------------------

    6.3.   Board Practices

Tim Coupland and Michael Bogin have acted as our directors since September 14, 2000. Lenic Rodriguez was appointed as our director on August 2, 2001. The directors hold office until the next annual general meeting o f the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

We are a party to a management contract with a private company owned by Tim Coupland whereby we pay him $5,350 per month for his management services. No other directors has a service contracts with us nor are they entitled to any termination benefits.

Our audit committee is comprised of Tim Coupland, Michael Bogin and Lenic Rodriguez. We have not appointed a remuneration committee.

     6.4.    Employees

We currently have three employees who provide their services on a part-time basis. One provides us with secretarial services and two help us arrange equity financings and review potential business opportunities. All would be classified as independent contractors.

When required, we have retained geological and other consultants to conduct work programs on the Longtom property.

     6.5.   Share Ownership of Directors and Officers

Our directors and officers own beneficially the following shares as of the date of this registration statement:
                                                    Percentage of Outstanding
                     Number of Shares Owned                Common Shares
                     ----------------------                -------------
Tim Coupland:              1,282,207                             8.89%
Greg Yanke:                   90,000                             0.62%
Lenic Rodriguez:              30,000                             0.21%
Michael Bogin:                 0                                 0.00%

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this registration statement which is 14,415,216.

The following incentive stock options are outstanding to our directors and officers:

               Shares that may          Exercise Price         Expiry Date
                be Purchased
                Upon Exercise of
                Option

Tim Coupland:  100,000                       $0.22          February 17, 2006
               212,000                       $0.15          July 3, 2007
                13,812                       $0.14           October 30, 2006

Lenic
Rodriguez:      52,808                       $0.14           October 30, 2006

Michael Bogin:  50,000                       $0.14            January 5, 2006

Greg Yanke:     30,000                       $0.15            July 3, 2007
                10,000                       $0.14            October 30, 2006
                10,000                       $0.14             January 5, 2006

Item 7. Major Shareholders and Related Party Transactions

      7.1.    Beneficial Ownership

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

As of the date of this annual report, 14,415,216 common shares were issued and outstanding. The Company is authorized to issue an unlimited number of common shares.
As of the date of this registration statement, the following persons known to the Company were the beneficial owner of more than five percent of the outstanding common shares of the Company.

NAME                   NUMBER OF SHARES              PERCENTAGE OF TOTAL
----                   ----------------              -------------------
Tim Coupland             1,282,207                             8.89%

Mr. Tim Coupland, and a private company owned by him, acquired pre-consolidation 825,000 of our common shares pursuant to an agreement dated February 22, 2000 with Tyhee Development Corp. At that time Mr. Coupland was not our director or officer. Subsequently, Mr. Coupland acquired an additional 850,000 pre-consolidation common shares through private placements completed between November 1, 2000 and May 28, 2001. Since our share consolidation on September 20, 2001, Mr. Coupland has acquired additional common shares in our capital pursuant to the following private placements:

Date of Completion of Private Placement           Number of Shares Acquired
---------------------------------------           -------------------------
          October 23, 2001                                  66,667
          February 12, 2002                                250,000
          April 12, 2002                                   375,000

Tim Coupland has also acquired an additional 400,000 common shares pursuant to the exercise of share purchase warrants and incentive stock options.

Each of our issued shares entitles the holder to one vote in general meeting. There are no disproportionate or weighted voting privileges.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements the operation of which at a subsequent date may result in a change in our control.

     7.2.   Related Party Transactions

In the fiscal year ended November 30, 2002, there were no transactions that materially affected or will materially affect us in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

            Private Placements:

            on October 23, 2001, T8X Capital Ltd. completed the purchase of 66,667 units in our capital stock at $0.15 each and Greg Yanke, our secretary, completed the purchase of 100,000 units in our capital stock at $0.15 each. Each unit consisted of one common share and one two-year share purchase warrant entitling the holder to purchase an additional common share for $0.20;

            on February 12,  2002, T8X Capital Ltd. completed the  purchase of
            250,000 units in our capital  stock  at  $0.10 each.    Each  unit
            consisted of one common share and one two-year share purchase warrant entitling the holder to purchase an additional common share for $0.10; and

            on April 12, 2002, T8X Capital Ltd. completed the purchase of 375,000 units in our capital stock at $0.10 each. Each unit consisted of one common share and one one-year share purchase warrant entitling the holder to purchase an additional common share for $0.14.

            Other Transactions:

            We paid or accrued $96,600 to private companies owned by Tim Coupland, our President and a director, for management and consulting fees. We also paid $43,050 to Mr. Coupland's wife for secretarial services.

Our bylaws provide that our directors or officers must disclose in writing to us the nature and extent of any interest he has in a material contract, or proposed material contract, with us. Such disclosure must be made immediately after the director or officer becomes aware of the contract or proposed contract. A director who is required to disclose an interest in a material contract or proposed material contract may not vote on any resolution to approve the contract except in very limited circumstances.

     7.3.   Interests of Experts and Counsel

Our experts and counsel have no interest in our shareholdings other than our legal counsel, Mr. Gregory S. Yanke, who owns 90,000 common shares, 100,000 share purchase warrants and 50,000 incentive stock options. The share purchase warrants entitle him to purchase up to 100,000 common shares at a price of $0.20 each until October 23, 2003. The terms of the incentive stock options granted to Mr. Yanke are described in the section above entitled "Share Ownership of Directors and Officers".

Item 8.    Financial Information

     8.1.   Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us except for a British Columbia Supreme Court action by Dr. Sunil Gandhi for $24,000 relating to geological fees and unspecified damages for stock options that he alleges are due to him. We dispute Dr. Gandhi's claim and have retained litigation counsel in this regard. Dr. Gandhi has not taken any significant steps to proceed with his legal claim during the past year.

     8.2. Significant Changes

There have been no significant changes since the date of the audited financial statements included herein.

Item 9. The Offer and Listing

     9.1.   Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under symbol "ASX" and on the NASD Over The Counter Bulletin Board under symbol "ASXSF". Our shares have traded on the TSX Venture Exchange, and on its predecessor, the Alberta Stock Exchange, since December 5, 1997. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on

Period                                           High             Low

December 5, 1997 to November 30, 1998           $0.20            $0.03
December 1, 1998 to November 30, 1999           $0.10            $0.025
December 1, 1999 to November 30, 2000           $0.45            $0.02
December 1, 2000 to November 30, 2001           $0.18            $0.04
December 1, 2001 to November 30, 2002           $0.25            $0.10

December 2000 to February 2001                  $0.18            $0.06
March 2001 to May 2001                          $0.15            $0.06
June 2001 to August 2001                        $0.07            $0.04
September 2001 to November 2001                 $0.12            $0.04
December 2001 to February 2002                  $0.10            $0.10
March 2002 to May 2002                          $0.20            $0.13
June 2002 to August 2002$0.25$0.15
September 2002 to November 2002                 $0.20            $0.12
December 2002 to February 2003                  $0.28            $0.13

September 2002                                  $0.19            $0.12
October 2002                                    $0.19            $0.14
December 2002                                   $0.19            $0.13
January 2003                                    $0.28            $0.20
February 2003                                   $0.27            $0.19
March 2003                                      $0.31            $0.17

Effective September 20, 2001, our common shares were consolidated such that every five pre-consolidation common shares were exchanged for one post-consolidation common share. Concurrently, our name was changed from "Alberta Star Mining Corp." to "Alberta Star Development Corp."

Our common shares have also been quoted for trading on the Over The Counter Bulletin Board since July 16, 2002. However, no trades in our common shares occurred on this quotation system until January 29, 2003. The following sets forth the high and low closing prices in United States funds of our common shares traded on the NASD Over The Counter Bulletin Board since this date:

January 2003                                    US$0.14          US$0.14
February 2003                                   no trades
March 2003                                      US$0.20          US$0.132

Item 10. Additional Information

     10.1.   Share Capital

Not applicable.

     10.2.   Bylaws and Articles of Association

We were incorporated under the Business Corporations Act of Alberta by registration of our articles of incorporation and bylaws. Pursuant to the provisions of the Business Corporations Act,a company may conduct any business that it is not restricted by th e terms o f its articles or bylaws from conducting. Our articles and bylaws contain no such restrictions.

Our directors are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director's remuneration is being considered but may not vote in respect thereof. The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge our assets provided such actions are conducted bona fide and in the best interests of the Company. There are no mandatory retirement ages for directors or any required shareholdings.

All holders of common shares are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of an information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.

The board of directors may call annual and extraordinary general meetings when required. One or more shareholders holding in aggregate five percent or more of our issued shares may requisition an extraordinary meeting and the directors are required to hold such meeting within four months of s uch requisition. Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

There are no national limitations or restrictions on the right to own our common shares.

There are no provisions in our bylaws or articles of association that would have the effect o f delaying, deferring or preventing a change in control.

There are no provisions in our bylaws or articles of association that establish any threshold for disclosure of ownership. However, the Alberta Securities Commission requires that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings.

     10.3. Material Contracts

We are a party to the following material contracts, all of which are referred to in the exhibits section of this registration statement:

            Management Agreement dated December 1, 2000 with T8X Capital Ltd., a private company owned by Mr. Tim Coupland, our president and chief executive officer. Pursuant to the agreement, Mr. Coupland provides his management services to us for consideration of $5,000 per month for a period of one year. Thereafter, the agreement continues from month to month until terminated by either party on 30 days written notice.

            Option Agreement dated February 12, 1998, as amended with Mongolia Gold Resources Ltd., now known as Tyhee Development Corp. whereby we have the option to acquire the remaining 50% interest in the Longtom property located in the Northwest Territories, Canada for $315,000. At our option, we may pay half of the exercise price in our common shares.

            Mineral Property Purchase Agreement dated January 27, 2003 whereby we have acquired a 50% interest in the Target 1 claim, a 1,781.9 hectare mineral property located adjacent to the Longtom Property for $15,000 and 200,000 common shares in our capital.

            Mineral Property Purchase Agreement dated February 17, 2003 whereby we have acquired a 50% interest in the Target 2 claim, a 2,530.8-hectare mineral property located adjacent to the Longtom Property for $15,000 and 200,000 common shares in our capital.

            Investor Relations Agreement dated February 17, 2003 whereby we have retained National Media Associates of La Canada, California to conduct media awareness programs on our behalf.

            Investor Relations Agreement dated March 15, 2003 whereby we have retained Clive Massey of Vancouver, British Columbia to provide investor relations services to us.

     10.4.  Exchange Controls and other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See "Item 10.5. Taxation"

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporation or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisition of control of Canadian business by a "non - Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

     10.5.    Canadian Federal Income Tax Consequences to United States
Investors

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes,including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's nonresident shareholders. However, shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amount of stock dividends paid to non-residents of Canada will be subject to withholding tax at the same rate as cash dividends. The amount of stock dividend (for tax purposes) would generally be equal to the amount by which our stated capital has increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. Under present legislation in the United States, we are generally not subject to United States back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided us with a taxpayer identification number.

Gains derived from a disposition of shares of the company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of our shares was owned by the nonresident shareholder and/or persons with whom the nonresident did not deal at arm's length at any time during the five-year period immediately preceding the disposition. In such cases gains derived by a U.S. shareholder from a disposition of our shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

     10.6.   Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC .

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 12. Descriptions of Securities Other than Equity Securities

Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable


Item 15.

Not applicable

Item 16.

Not applicable
                                    PART III

Item 17.Financial Statements

Our audited financial statements include:

    - our balance sheet as at November 30, 2002 and November 30, 2001;

    - the following statements for the fiscal years ended November 30, 2002, 2001 and 2000, as well as from our inception to November 30, 2002:

    - statements of operations and deficit

    - statements of cash flow; and

    - statement of changes in shareholders' equity

All of these were prepared by our auditor, James Stafford, Chartered Accountants.

The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 14. All figures are expressed in Canadian dollars.


Item 18.Financial Statements

See "Item 17 Financial Statement"
             --------------------

Item 19.     Exhibits

Exhibit 1:   Financial Statements

Exhibit 2: Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles *

Exhibit 3:   Bylaws *

Exhibit 4:   Articles of Association *

Exhibit 5:   Opinion of Gregory S. Yanke Law Corporation

Exhibit 6: Option Agreement dated February 12, 1998 between Alberta Star Mining Corp. and Mongolia Gold Resources Ltd. *

Exhibit 7:   Amending agreement between Alberta Star Development
             Corp. and Tyhee Development Corp.

Exhibit 8: Mineral Property Purchase Agreement dated January 27, 2003 between Alberta Star Development Corp. and Mr. David G. Lorne.

Exhibit 9: Mineral Property Purchase Agreement dated February 17, 2003 between Alberta Star Development Corp. and Mr. David G. Lorne.

Exhibit 10: Investor Relations Agreement dated February 17, 2003 between Alberta Star Development Corp. and National Media Associates.

Exhibit 11: Investor Relations Agreement dated March 15, 2003 between Alberta Star Development Corp. and Mr. Clive Massey.

Exhibit 12: Management Agreement dated December 1, 2000 between Alberta Star Mining Corp. and Tim Coupland *

Exhibit 13:  Consent of James Stafford, Chartered Accountants

Exhibit 99.1:Cerification of Chief Executive Officer pursuant to
             Section 302 of the Sarbanes-Oxley Act of  2002

Exhibit 99.2:Cerification of Chief Financial Officer pursuant to
             Section 302 of the Sarbanes-Oxley Act of  2002

* incorporated by reference from our Form 20-F that was originally filed with the commission on June 8, 2001.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.



                                           ALBERTA STAR DEVELOPMENT CORP.

Dated: April 7, 2003
                                           By:  /s/ Tim Coupland
                                                -----------------------
                                                Tim Coupland, President